Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of U.S. Gold Corp. on Form S-1 of our report dated July 30, 2018, with respect to our audit of the consolidated financial statements of U.S. Gold Corp. as of April 30, 2018 and for the year then ended appearing in the Annual Report on Form 10-K of U.S. Gold Corp. for the year ended April 30, 2019. We were dismissed as auditors on August 3, 2018 and, accordingly, we have not performed any audit procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal. We were subsequently reappointed as auditors on October 11, 2019. We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ Marcum llp

Marcum llp
New York, NY
June 12, 2020